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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                     -----------------------------------

                                SCHEDULE 13E-3


                              (Amendment No. 3)
                                   (Final)



                       RULE 13E-3 TRANSACTION STATEMENT
    (Pursuant to Section 13(e) of the Securities Exchange Act of 1934 and
                    Rule 13e-3 ((s)240.13e-3) Thereunder)

                                  Fina, Inc.
                ----------------------------------------------
                               (Name of Issuer)

                               PetroFina S.A.,
                     American Petrofina Holding Company,
                      Petrofina Delaware, Incorporated,
                                New Fina, Inc.

                                  Fina, Inc.
                ----------------------------------------------
                     (Name of Person(s) Filing Statement)

                Class A Common Stock, $.50 par value per share
                ----------------------------------------------
                        (Title of Class of Securities)

                                  028861102
                ----------------------------------------------
                    (CUSIP Number of Class of Securities)

           Francois Vincke                             Cullen M. Godfrey
           PetroFina S.A.                                 Fina, Inc.
       52 Rue de l'Industrie                              Fina Plaza
     B-1040 Brussels, Belgium                   8350 North Central Expressway
                                                       Dallas, TX 75806

    ---------------------------------------------------------------------
          (Name, Address and Telephone Number of Persons Authorized
         To Receive Notices and Communications on Behalf of Person(s)
                              Filing Statement)

                               With Copies To:

           Richard W. Cass                            Allen Finkelson
     Wilmer, Cutler & Pickering                   Cravath, Swaine & Moore
         2445 M Street, N.W.                          Worldwide Plaza
      Washington, DC 20037-1420                      825 Fifth Avenue
           (202) 663-6000                         New York, NY 10019-7475
                                                      (212) 474-1000

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This statement is filed in connection with (check the appropriate box):

a. [_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.  [X] The filing of a registration statement under the Securities Act of 1933.

c.  [_] A tender offer.

d.  [_] None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]



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                                  INTRODUCTION


           This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by (i) PetroFina S.A., a societe anonyme/naamloze vennootschap organized under the laws of the Kingdom of Belgium ("Parent"), (ii) American Petrofina Holding Company, a Delaware corporation and wholly-owned subsidiary of parent ("APHC"), (iii) Petrofina Delaware, Incorporated, a Delaware corporation and an indirect, wholly owned subsidiary of Parent ("PDI"), (iv) New Fina, Inc., a Delaware corporation ("Mergeco") and (v) Fina, Inc., a Delaware corporation (the "Company"), pursuant to Section
13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 promulgated thereunder by the Securities and Exchange Commission (the "Commission") in connection with the merger of Mergeco with and into the Company, with the Company being the surviving corporation, and each of the issued and outstanding shares (the "Shares") of Class A common stock, par value $.50 per share, of the Company not already owned by Parent or any of its affiliates, upon the terms and subject to the conditions set forth in that certain Agreement and Plan of Merger, dated as of February 17, 1998, as amended by the First Amendment to Agreement and Plan of Merger, dated as of March 31, 1998 (as amended, the "Merger Agreement"), among Parent, PDI, Mergeco and the Company.



           This final amendment to the Schedule 13E-3 (the "Final Amendment") reports the consummation of the transaction contemplated by the Merger Agreement following approval thereof by the stockholders of the Company at a special meeting held on August 5, 1998. On August 5, 1998, Mergeco was merged with and into the Company. The Company was the surviving entity. Each share of common stock, par value $.50 per share (the "Common Stock"), of the Company issued and outstanding immediately prior to the effective time (the "Effective Time") of the Merger (other than Common Stock owned by PetroFina and its affiliates, treasury shares held by the Company immediately prior to the Effective Time and any shares of Common Stock owned by stockholders who perfected their dissenters rights (the "Dissenting Shares")) was converted into the right to receive the Merger Consideration, pursuant to the terms of the Merger Agreement. After the Effective Time, PetroFina indirectly owns 100% of the outstanding Common Stock.






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ITEM 1.    ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION



       Item 1 of the Schedule 13-E-3 is hereby amended and supplemented as follows:



       (c) Upon consummation of the Merger, the Common Stock ceased to be qualified for listing on the American Stock Exchange and became eligible for termination of registration pursuant to the Rules and Regulations under the Securities Exchange Act of 1934, as amended. The Company will file with the Securities and Exchange Commission a Form 15 with respect to the termination of registration of the Common Stock.



       (f) The Introduction to this Final Amendment is incorporated herein by reference.






ITEM 3.    PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS



       Item 3 of the Schedule 13E-3 is hereby amended and supplemented as follows:



       (a)(2) The Introduction to the Final Amendment is incorporated by reference herein.


ITEM 5.    PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.


       Item 5 of the Schedule 13E-3 is hereby amended and supplemented as follows:



       (a) On August 5, 1998, the merger of Mergeco with and into the Company became effective. The Merger was consummated by the filing of the Certificate of Merger with the Secretary of State of the State of Delaware on August 5, 1998.



       (c) At the Effective Time, the existing members of the Board of Directors of Mergeco became the members of the Board of Directors of the Surviving Corporation.



        (f); (g) Following the closing of the Merger, the Company will file with the Securities and Exchange Commission a Form 15 with respect to the termination of registration of the Common Stock. The Company's obligation to file reports pursuant to the Securities Exchange Act of 1934, as amended, will be suspended immediately upon filing of the Form 15.


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ITEM 17.   MATERIAL TO BE FILED AS EXHIBITS.


       Item 17 is hereby supplemented as follows:











       (d)(6) Press Release issued by the Company on August 5, 1998.



       (d)(7) Press Release issued by Parent on August 5, 1998.



       (d)(8) Certificate of Merger dated August 5, 1998.






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                                   SIGNATURES

           After due inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


August 5, 1998.


                                        PetroFina S.A.

                                        By: /s/ FRANCOIS CORNELIS
                                           ----------------------------------
                                           Name: Francois Cornelis
                                           Title: Chief Executive Officer and
                                                   Managing Director

                                        By: /s/ MICHEL-MARC DELCOMMUNE
                                           ----------------------------------
                                           Name: Michel-Marc Delcommune
                                           Title: Executive Director, Corporate
                                                   Finance


                                        American Petrofina Holding Company

                                        By: /s/ FRANCOIS CORNELIS
                                           ----------------------------------
                                           Name: Francois Cornelis
                                           Title: President

                                        Petrofina Delaware, Incorporated

                                        By: /s/ FRANCOIS CORNELIS
                                           ----------------------------------
                                           Name: Francois Cornelis
                                           Title: President

                                        Fina, Inc.

                                        By: /s/ M. CULLEN GODFREY
                                           ----------------------------------
                                           Name: M. Cullen Godfrey
                                           Title: Secretary




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                                        New Fina, Inc.

                                        By: /s/ FRANCOIS CORNELIS
                                           ----------------------------------
                                           Name: Francois Cornelis
                                           Title: President



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                                  EXHIBIT INDEX

EXHIBIT NO.  DESCRIPTION









           (d)(6) Press Release issued by the Company August 5, 1998.



           (d)(7) Press Release issued by Parent August 5, 1998.



           (d)(8) Certificate of Merger dated August 5, 1998.








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